Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	December 31,
(Thousands of Dollars)	2020	2019

INCOME
Operating Revenues:
Utility and Energy Marketing Revenues	$689,776	$816,918
Exploration and Production and Other Revenues	636,726	639,785
Pipeline and Storage and Gathering Revenues	216,760	190,570
	1,543,262	1,647,273

Operating Expenses:
Purchased Gas	193,237	339,877
Operation and Maintenance:
Utility and Energy Marketing	182,681	170,812
Exploration and Production and Other	154,190	151,355
Pipeline and Storage and Gathering	110,853	112,735
Property, Franchise and Other Taxes	88,037	88,025
Depreciation, Depletion and Amortization	314,360	286,324
Impairment of Oil and Gas Producing Properties	525,590	—
	1,568,948	1,149,128
Gain on Sale of Timber Properties	51,066	—
Operating Income	25,380	498,145

Other Income (Expense):
Other Income (Deductions)	(16,950)	(8,980)
Interest Expense on Long-Term Debt	(116,825)	(101,618)
Other Interest Expense	(7,433)	(5,620)

Income (Loss) Before Income Taxes	(115,828)	381,927

Income Tax Expense	16,761	93,707

Net Income (Loss) Available for Common Stock	$(132,589)	$288,220

Earnings (Loss) Per Common Share:
Basic:
Net Income (Loss) Available for Common Stock	$(1.49)	$3.34

Diluted:
Net Income (Loss) Available for Common Stock	$(1.49)	$3.32

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	89,132,522	86,322,694

Used in Diluted Calculation	89,132,522	86,775,768